[GARDEN RIDGE LOGO]

                                August 26, 1999

Dear Stockholder:

     Garden Ridge Corporation (the "Company") is offering (the "Offer") to purchase up to 3,000,000 shares of its common stock, or approximately 17.5% of the currently outstanding common stock, at a price of $7.00 per share, net to the sellers in cash.

     The tender offer provides shareholders the opportunity to sell shares for cash without the usual transaction costs and, in the case of those holders who own less than 100 shares, without incurring any applicable odd lot discounts.

     If you do not wish to participate in this Offer, you do not need to take any action.

     This Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to this Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether or not to tender any or all shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares. Neither I nor any other director or executive officer intends to tender shares pursuant to the Offer.

     Please note that this offer is scheduled to expire at 5:00 p.m., Eastern Daylight Savings Time, on Thursday, September 23, 1999, unless extended by the Company. Questions regarding this offer should be directed to ChaseMellon Shareholder Services, L.L.C., the Information Agent for the Offer, toll free at
(877) 698-6865.

Sincerely,

Paul T. Davies
Chief Executive Officer